Exhibit 99.1

Arrival Reports First Quarter 2022 Financial Results

Achieved key milestone of Bus Certification

Van Certification expected in Q2; over 70% of tests already passed

Van SOP expected in Q3 with 400-600 Vans to be produced this year

Luxembourg, May 10, 2022 - Arrival (NASDAQ: ARVL), pioneer of a unique new method of design and production of affordable electric vehicles (EVs) by local Microfactories, today reported financial results for the first quarter ended March 31, 2022.

“Our ambition is to create better electric vehicles people love to use and our vision is becoming a reality with the Arrival zero-emission Bus being our first product to achieve certification, a critical milestone for our Bus to be driven on public roads with passengers,” said Denis Sverdlov, Arrival founder and CEO.

“This is a significant achievement for our company. As our technologies and components are shared it contributes to all future vehicle programs which is one of the many benefits of our vertically integrated approach.

“I am also very pleased to announce we have already passed over 70% of our Van certification tests and made strong progress on our Microfactories with our cabin, hoop and skateboard all assembled using our advanced robotics platform. Customers want our products and our LOIs continue to grow. With the great progress on certification we are pushing forward towards Start of Production in Q3.”

Recent Business Highlights

Bus

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Achieved key milestone of EU certification and received European Whole Vehicle Type Approval (EUWVTA) marking a critical step towards Arrival Buses carrying passengers on public roads in the UK and Europe

•	Private road trials with First Bus drivers in progress; public road trials planned to start in Q3 2022

Van

•	Final prototype Van build complete with vehicle testing commencing on public roads

•	Over 70% of Van certification tests already passed including all crash testing

•	Continue to expect Van Start of production (SOP) in Bicester in Q3 2022 and Charlotte in Q4 2022

Production Process

•	All robotic technology required for vehicle assembly has been installed in Bicester

•	Using the technology cells in Bicester, Arrival has robotically assembled the entire van structure onto the skateboard including the cabin and cargo area

•	In Charlotte will begin equipment installation in late summer, on track for Q4 2022 SOP

Commercial

•	Demand for products grew with non-binding LOIs and Orders increasing to c.143k1 vehicles

•	Attended South by Southwest (SXSW) in Austin, TX with the Van on display for attending media

Given recent developments the Company has updated its target milestones for 2022 as follows:

Van milestones	Expected Timing	Bus milestones	Expected Timing
1. Final prototype Van build	Achieved	1. Trial Bus production	Achieved

2. Van Certification	Q2 2022	2. Proving ground trials	Achieved

3. Bicester equipment installation	Q2 2022	3. Bus Certification	Achieved

4. Public road trials	Q2 2022	4. Phased trials with First Bus	Commenced

5. Bicester/Charlotte Van SOP	Q3/Q4 2022	5. UK production of saleable Buses	H2 2022

First Quarter 2022 Financial Results

Effective the first quarter of 2022 the Company is changing its reporting currency from Euro to USD. Financial information reflects preliminary analysis of the change in reporting currency.

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Loss for the period of $10.4 million, compared to a loss for the period of $1,151.0 million in the first quarter of 2021 (including a $1.2 billion non-cash charge associated with the merger of Arrival and CIIG)

•	Adjusted EBITDA loss for the period of $66.9 million, compared to an adjusted EBITDA loss of $31.1 million in the first quarter of 2021

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Administrative expenses were $54.2 million and non-capitalised R&D expenses were $27.7 million, compared to administrative expenses of $43.4 million and non-capitalised R&D expenses of $11.5 million in the first quarter of 2021

•	Capital expenditure for the period, including tangible and intangible purchases, of $99.1 million, compared to $49.8 million in the first quarter of 2021

•	Cash and cash equivalents of $735 million as of March 31st, 2022

•	Shares outstanding totalled 636,678,408 and weighted average shares outstanding in Q1 totalled 633,249,940 as of March 31, 2022

2022 Outlook

Arrival continues to expect a full year Adjusted EBITDA loss of $185-225 million and full year Capex of $380-420 million. This assumes start of production in Bicester in Q3 and in Charlotte in Q4, and total production of 400-600 Vans plus low volume production of Buses in the UK starting in the second half. Arrival expects to end the year with between $150 million and $250 million of cash.

Webcast Information

Arrival will host a Zoom webinar at 8:00 A.M. Eastern Time today, May 10, 2022, to discuss its first quarter 2022 financial results. The live webcast will be accessible on the Company’s website at investors.arrival.com. A webcast replay will be available approximately two hours after the conclusion of the live event.

Non-IFRS Financial Measures

This press release includes Adjusted EBITDA which Arrival utilizes to assess the financial performance of its business that is not a measure recognized under IFRS. This non-IFRS measure should not be considered an alternative to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. “Adjusted EBITDA” represents earnings before interest, tax, depreciation and amortization, adjusted for impairment of intangible assets and financial assets, share option expenses, listing expenses, fair value adjustments on Warrants, reversal of difference between fair value and nominal value of loans that got settled during the period, fair value movement of embedded derivative, realised and unrealised foreign exchange gains/losses and transaction bonuses. For a reconciliation of Adjusted EBITDA to Operating loss, see the reconciliation table included later in this press release.

About Arrival

Arrival was founded in 2015 with a mission to make air clean by replacing all vehicles with affordable electric solutions—produced by local Microfactories. Six years and over 2,000 people later, we are driving the transition to EVs globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before. Our in-house technologies enable our unique new method of design and production using rapidly-scalable, local Microfactories around the world. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. We are a technology company, a product company, a supply chain company, an automotive company, a mobility company, a fintech company and a service company—all rolled into one with a shared goal of true sustainability. This vertically integrated business model is how we can have the radical impact our world needs today. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates and Arrival’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “positioned,” “strategy,” “outlook,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions and include, among other things, our 2022 outlook. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future results and events to differ materially from the results expressed in the forward-looking statements in this document. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include, but are not limited to: (i) the impact of COVID-19 on Arrival’s business; (ii) economic disruptions from war and other geopolitical tensions (such as the ongoing military conflict between Russia and Ukraine); (iii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (iv) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so; (v) the risk that Arrival may never achieve or sustain profitability; (vi) the risk that Arrival experiences difficulties in managing its growth and expanding operations, (vii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (viii) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (ix) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (x) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; and (xi) the risk that Arrival will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xii) the risk that Arrival is unable to secure or protect its intellectual property.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Arrival’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2022, and other documents filed by Arrival with the SEC from time to time. In addition, forecasts about future costs and other financial metrics and our expectations as to our ability to execute on our current business plan in the near term and the longer term are based on a number of assumptions we make, including the following assumptions that Arrival’s management believed to be material:

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Operational assumptions, including, the development and commercialization of Arrival’s vehicles, the roll out of Arrival’s Microfactory manufacturing locations, the production capacity of Arrival’s Microfactories, the selection of Arrival’s products by customers in the commercial Van and Bus industry, growth in the various markets Arrival is targeting, average selling prices and resulting sales of vehicles.

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The mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as Arrival commences production in its Microfactories.

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Our ability to raise capital necessary to execute on our current business plan and production timeline, including the roll-out of our Microfactories, as well as to maintain our ongoing operations, continue research, development and design efforts and improve infrastructure

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Capital expenditure is based on a number of assumptions regarding the expenditure required to build Arrival’s Microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment.

In making the foregoing assumptions, Arrival’s management relied on a number of factors, including: its experience in the automotive industry, its experience in the period since the inception of the company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for first factory locations that are already in development; its best estimates of the timing for the development and commercialization of its vehicles and overall vehicle development process; its best estimates of current and future customers purchasing Arrival’s vehicles; and third-party forecasts for industry growth. Forecasts of future financial metrics are inherently uncertain, and actual results may differ significantly from forecasts based on our assumptions underlying those forecasts at this time.

Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to Arrival’s operations and business environment, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur. Arrival does not give any assurance that Arrival will achieve its expectations.

Media Contacts For Arrival

Media

pr@arrival.com

Investors

ir@arrival.com

1Company estimates as of May 2022: Total includes 10k order and 10k option from UPS. All LOIs and orders are non-binding and subject to cancellation and/or modification at any time.

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA

In thousands of USD	Q1 2022	Q1 2021
(Loss) for the period	(10,380)	(1,151,049)
Interest expense/(income), net	6,553	(1,547)
Tax expense/(Income)	6,081	(31)
Depreciation and amortization	8,890	5,019

EBITDA	11,144	(1,147,608)

Impairment losses and write-offs	3,512	—
Share option expense	5,130	1,438
Listing expense*	—	1,188,335
Change in fair value of warrants**	(2,368)	(88,576)
Reversal of difference between fair value and nominal value of loans that got repaid***	—	(1,732)
Fair value movement of embedded derivative****	(73,200)	—
Foreign exchange (gain)/loss, net	(11,143)	955
Transaction bonuses*****	—	16,062

Adjusted EBITDA	(66,925)	(31,126)

Note: First Quarter Financial information reflects preliminary analysis of change in functional currency. Prior year figures include immaterial reclassification adjustments.

*

As a result of the conclusion of the merger with CIIG, Arrival issued shares and warrants to CIIG shareholders, comprised of the fair value of the Company’s shares that were issued to CIIG shareholders of $ 1,591.0 million as well as the fair value of the Company’s warrants of $208.6 million. In exchange, the Company received the identifiable net assets held by CIIG, which had a fair value upon closing of $631.1 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the transaction, in the amount of $1,168.5 million, is recognised as a share listing expense presented as part of the operating results within the consolidated statement of profit or loss. Listing expense also includes $19.8 million of other related transaction expenses.

**	Warrants are fair valued as of the balance sheet date. The change in value is recorded in the consolidated statement of profit or loss.
***

Employee loans initially recognised at their fair value are amortized over the period which they are expected to be repaid. Employee loans, which get repaid/settled at an earlier date than what was initially anticipated results in gain in the consolidated statement of profit or loss.

****

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host. The Company has recognised the embedded derivative as part of the convertible notes issued in November 2021 which is fair valued as at balance sheet date.

*****

Following the successful merger with CIIG certain executive officers of the Group received a one time bonus. This is included in administrative expenses in the consolidated statement of profit or loss.

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA in Euro

In thousands of EUR	Q1 2022	Q1 2021
(Loss) for the period	(9,253)	(974,296)
Interest expense/(income), net	5,841	(1,293)
Tax expense/(Income)	5,421	(20)
Depreciation and amortization	7,924	4,184

EBITDA	9,933	(971,425)

Impairment losses and write-offs	3,131	—
Share option expense	4,573	1,199
Listing expense	—	1,005,711
Change in fair value of warrants	(2,111)	(75,535)
Reversal of difference between fair value and nominal value of loans that got repaid	—	(1,454)
Fair value movement of embedded derivative	(65,249)	—
Foreign exchange (gain)/loss, net	(9,933)	2,118
Transaction bonuses	—	13,392

Adjusted EBITDA	(59,656)	(25,994)

The above table reflects approximate Euro values for illustrative purposes. The Q1 2022 USD amounts have been translated based on the average rate of USD/EUR of 1.1218493 from January 1, 2022 to March 31, 2022. The Q1 2021 figures are actual EUR amounts. Prior year figures include immaterial reclassification adjustments.